First Quarter Interim Report
for the period ended May 31, 2004

LEADING BRANDS, INC.
FIRST QUARTER RESULTS
QUARTER ENDED MAY 31, 2004

To Our Shareholders:

During the first quarter of its 2004 fiscal year ended May 31, 2004, the Company generated record cash inflow from operations of $1,061,000 US ($1,431,000 Cdn) versus $295,000 US ($424,000 Cdn) in the same quarter last year. Net income before taxes was $768,000 US ($1,035,000 Cdn) compared to $7,000 US ($10,000 Cdn) in 2003. The Company has recorded income tax expense of $371,000US ($501,000 Cdn) in this quarter ($0 last year).

The income tax expense on operating income is a non-cash item in this period as the Company has tax loss carry-forwards sufficient to offset that expense. For the first time, the Company recorded stock-based compensation for employees. Total non-cash stock-based compensation expenses were $68,000 US ($92,000 Cdn). Resultant net income was $396,000 US ($534,000 Cdn), or $0.03 US ($0.04 Cdn) per share versus $7,000 ($10,000 Cdn) or $0.00 per share during Q1 2003.

Revenues for the quarter were $9,340,000 US ($12,595,000 Cdn) compared to $12,286,000 US ($17,686,000 Cdn) in Q1 2003. The reduction in revenue principally resulted from (1) the discontinuance of the Little Debbie's® snack cake distribution business, (2) change in mix of co-pack customers that supply raw materials, and (3) lower sales volumes in the United States.

We are very pleased with the turnaround in our operations. More than tripling operational cash inflow is no small task. We took very deliberate steps to accomplish that, which we related in our monthly newsletters. The reduction in revenues is directly attributable to the three items mentioned above. The re-focusing of our US business on our "IDS" model was completed during Q1 and we are now seeing the impact on both the top and bottom lines. Our results directly benefited from a rather dramatic 31% increase in gross profit percentage and a $706,000 US reduction in SG&A expenses.

The Company will continue to provide updates in its newsletter on the first of most months, posted at www.LBIX.com.

Thank you for your continued support.

LEADING BRANDS, INC.
MANAGEMENT DISCUSSION AND ANALYSIS
QUARTER ENDED MAY 31 , 2004
(EXPRESSED IN UNITED STATES DOLLARS)

SALES
Sales for the quarter ended May 31, 2004 were $9,339,582, compared to $12,285,626 in the previous year, representing a decrease of $2,946,044. The decrease of 24% is attributed to the following:

  decrease in sales of co-pack products due to a reduction in sales ofco-pack products in which the Company supplies the raw materialsand an increase in sales of co-pack products in which the customer supplies the raw materials 1.1M (9%)

  decrease in sales of branded products due to the refocus of the USmarket and discontinuation of the Little Debbie's snack foods line 2.4M (20%)

  increase in US dollar sales due to differences in the conversionrates 0.6M (5%)

COST OF SALES AND MARGIN
Cost of sales decreased $2,936,273 from $9,263,642 to $6,327,369. Cost of sales were lower due to reduced sales in branded products in the US, the discontinuation of the Little Debbie's snack foods line, and a change in co-pack product mix from customers that require the Company to supply raw materials, to customers that supply raw materials and are billed a co-pack fee. This decrease was partially offset by an increase in cost of sales due to US exchange conversion in the amount of $400,000. The gross margin remained consistent at $3,012,213 in the current quarter compared to $3,021,984 in the same quarter of the previous year. This resulted in a margin percentage increase from 24.6% in the quarter ended May 31, 2003 to 32.3% in the quarter ended May 31, 2004.

SELLING, GENERAL AND ADMINISTRATION EXPENSES
These expenses decreased $706,304 from $2,647,682 to $1,941,378, due primarily to a reduction in sales, administration and marketing costs in the US as a result of the refocus of the US market.

OTHER EXPENSES
Depreciation in the quarter remained consistent with the same quarter in the prior year. Amortization in the quarter decreased by $63,035 from $78,851 in the prior year to $15,816 due to the write down of deferred costs related to the start up of the US operations and product development in the last fiscal year ended February 29, 2004.

Interest decreased by $2,508 from $79,756 to $77,248 due to lower interest rates.

LEADING BRANDS, INC.
MANAGEMENT DISCUSSION AND ANALYSIS
QUARTER ENDED MAY 31, 2004

INCOME TAXES
As explained in Note 5 the Company has future income tax assets from unused loss carry-forwards and other differences in carrying amounts. In the quarter ended May 31, 2004, the Company utilized $371,020 in loss carry-forwards and paid $300 in current income tax. The Company is not presently paying cash taxes on operating profits and does not anticipate having to do so in this fiscal year.

LIQUIDITY AND CAPITAL RESOURCES
As at May 31, 2004, the Company had negative working capital of $417,126 compared to negative working capital of $1,673,014 at the prior year end. The improvement in working capital resulted from operating profits and net proceeds from long term debt. Bank indebtedness was $2,288,144 compared to $3,179,800 for the prior year end. There were no cash or cash equivalents as at May 31, 2004 or the previous year end. The Company has unused borrowing capacity of $1 million as at May 31, 2004.

CASH FLOWS
Quarter Ending May 31

Cash inflow from operations for the first quarter ended May 31, 2004 was $1,061,418, compared to $294,546 in the first quarter of last year. Net cash generated from operating activities (net of changes in non-cash working capital items, future income taxes and stock based compensation) was $726,975, compared to $309,232 the prior year. Working capital changes utilized $334,443 in decreases in accounts payable that were not entirely offset by decreases in accounts receivable. In Q1 of 2003, working capital changes generated $14,686 due to increases in accounts payable and decreases in prepaid expenses offset by increases in accounts receivable and inventory for seasonal changes.

Financing activities utilized $725,142 compared to $15,293 generated for the same period last year. Bank indebtedness decreased by $891,656 compared to $301,342 in the prior year as a result of the increased profits in the quarter. Long term debt increased by a net amount of $166,514 due to additional long term advances compared to $97,802, primarily due to currency translation, in the prior year.

LEADING BRANDS, INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

(EXPRESSED IN	May 31	February 29
UNITED STATES DOLLARS )	2004	2004

ASSETS
Accounts receivable	$2,443,070	$3,622,420
Inventory	3,423,312	3,495,331
Prepaid expenses
and deposits	228,887	206,719
Future income
taxes – current (Note 5)	557,430	568,990
	6,652,699	7,893,460
Property, plant and equipment	9,464,170	9,796,583
Trademarks and rights	79,918	81,575
Goodwill (Note 4)	2,459,691	2,510,701
Deferred costs	131,975	150,681
Long-term investment
and other (Note 4)	73,346	74,868
Future income
taxes - long term (Note 5)	1,408,651	1,812,467
Total Assets	$20,270,450	$22,320,335

LIABILITIES
Bank indebtedness	$2,288,144	$3,179,800
Accounts payable and
accrued liabilities	3,963,172	5,526,816
Current portion of
long-term debt (Note 7)	818,509	859,858
	7,069,825	9,566,474
Long-term debt (Note 7)	3,651,375	3,443,512
	10,721,200	13,009,986

SHAREHOLDERS' EQUITY
Share capital (Note 3)
Common shares	25,795,379	25,795,379
Contributed surplus	1,058,852	154,371
Deficit	(17,964,065)	(17,524,051)
Currency translation
adjustment	659,084	884,650
	9,549,250	9,310,349
Total Liabilities
and Shareholders' Equity	$20,270,450	$22,320,335

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME AND DEFICIT
(UNAUDITED)

	Three months	Three months
	ending	ending
( EXPRESSED IN	May 31	May 31
UNITED STATES DOLLARS )	2004	2003
Sales	$9,339,582	$12,285,626
Cost of sales	6,327,369	9,263,642
Operations, selling,
general &
administration expenses	1,941,378	2,647,682
Amortization of
capital assets	208,249	208,983
Amortization of
deferred costs and other	15,816	78,851
Interest on long term debt	43,475	46,121
Interest on current debt	33,773	33,635
Loss on Sale of Assets	1,866	-
	8,571,926	12,278,914
Net income
before taxes	767,656	6,712
Income Tax – Current	(300)	-
Income Tax – provision
future income tax	(371,020)	-
Net income	396,336	6,712
Deficit, beginning of period,
as previously reported	(17,524,051)	(15,676,561)
Adjustment for change in
accounting for stock-based
compensation (Note 2)	(836,350)	-
Accumulated deficit,
beginning of period,
as restated	(18,360,401)	(15,676,561)
Deficit, end of period	$(17,964,065)	$(15,669,849)

EARNINGS PER SHARE
Basic	$0.03481	$0.00
Fully diluted	$0.03 481	$0.00
Weighted average number
of shares outstanding	15,040,169	14,759,151

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	Three months	Three months
	ending	ending
(EXPRESSED IN	May 31	May 31
UNITED STATES DOLLARS )	2004	2003
Cash provided by (used in)

OPERATING ACTIVITIES
Net income	$396,336	$6,712
Items not involving cash
Depreciation and amortization	224,065	287,834
Loss on sale of assets	1,866	-
Changes in non-cash operating
working capital items	(334,443)	14,686
Utilization of future income taxes	371,020	-
Stock based compensation	68,131	-
	726,975	309,232

INVESTING ACTIVITIES
Purchase of property, plant
and equipment	(80,336)	(18,079)
Proceeds on sale of property,
plant and equipment	5,932	26,584
Expenditures on deferred costs	-	(68,526)
	(74,404)	(60,021)

FINANCING ACTIVITIES
Decrease in bank
indebtedness	(891,656)	(301,342)
Issuance of common share capital	-	218,833
Proceeds from issuance
of long-term debt	389,112	97,802
Repayment of long-term debt	(222,598)	-
	(725,142)	15,293
Increase (decrease) in cash	$(72,571)	$264,504
Effect of exchange rate
changes on cash	$72,571	$(264,504)
Cash, beginning and end
of year	$-	$-

Interest paid	$(78,032)	$64,444
Income tax paid	$(300)	$-

LEADING BRANDS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)

1. BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial information by the Company without audit. These interim financial statements do not include all the disclosures required under Canadian Generally Accepted Accounting Principles and should be read in conjunction with the Company's most recent audited annual consolidated financial statements.

These interim financial statements follow the same accounting policies and methods of their application as the most recent audited annual consolidated financial statements.

Results of operations for interim periods are not indicative of annual results.

2. CHANGE IN ACCOUNTING POLICY

Effective March 1, 2004, the Company has adopted, on a retroactive basis without restatement, the recommendations of CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments," which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements. The effect of this change in accounting policy was to increase the deficit at March 1, 2004 by $836,350 with a corresponding increase to reported contributed surplus.

3. SHARE CAPITAL		May 31
		2004
Authorized:
Common shares without par value		500,000,000
Preferred shares without par value
designated into the following series:
Series "A" preferred shares, without par value		1,000,000
Series "B" preferred shares, without par value		100
Series "C" preferred shares, without par value		1,000,000
Series "D" preferred shares, without par value		4,000,000
Series "E" preferred shares, without par value		4,000,000
Undesignated		9,999,900

Issued:
Common shares without par value		15,040,169

Stock options granted	Issued and	Weighted
and cancelled since	outstanding	average
February 29, 2004	options	exercise price
Outstanding at February 29, 2004	3,002,186	$1.15
Granted	260,000	1.08
Cancelled	(256,667)	1.55
Outstanding at May 31, 2004	3,005,519	$1.11

At May 31, 2004 there were 2,465,049 vested options outstanding at an average exercise price of $1.08.

4. LONG-TERM INVESTMENTS, ADVANCES AND GOODWILL

Long-term investments, advances and goodwill are recorded at cost less amounts written off to reflect a permanent impairment in value. The change in the long-term investments and other costs as well as goodwill balances from February 29, 2004 is due to translation adjustments.

5. INCOME TAX EXPENSE

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The Company continues to record current and future income tax amounts based on the Company's results at the current income tax rate and expected net realizable value.

6. CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Three months	Three months
	ending	ending
	May 31, 2004	May 31, 2003
Accounts receivable	$1,179,350	$(829,907)
Inventory	72,019	(427,429)
Prepaid expenses	(22,168)	119,113
Accounts payable and
accrued liabilities	(1,563,644)	1,152,909
Changes in non-cash
operating working
capital items	$(334,443)	$14,686

7. LONG-TERM DEBT

The agreement with respect to the bank loan contains a demand feature whereby the bank can demand repayment at any time. The bank has indicated that it does not expect repayment of the loan other than as scheduled, accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

8. SEGMENTED INFORMATION

The Company operates in one industry segment. The Company's principal operations are comprised of an integrated manufacturing and distribution system for beverages and food products. Substantially all of the Company's operations, assets and employees are located in Canada.

9. SEASONALITY

The Company's revenue is subject to seasonal fluctuations with stronger sales occurring in the warmer months.

10. CONTINGENCIES

The Company is party to various legal claims which arise in the normal course of business. These claims are not expected to have a material adverse effect on the financial position or results of operations of the Company.

11. SUBSEQUENT EVENT

There were no events occuring subsequent to May 31, 2004, that materially impact the Company's financial statements for the three-month period then ended.

LEADING BRANDS, INC. AT A GLANCE

Leading Brands, Inc. is North America's only fully integrated premium beverage company.

Shareholder Information:

Leading Brands, Inc.
NASDAQ:LBIX
Toll Free: 1-866-685-5200
Website: www.LBIX.com

Officers of the Company

Sinan ALZubaidi
VP of Bottling Operations

Jody Christopherson
VP of Sales, Western Canada

Thomas Gaglardi
Secretary

Donna Higgins, CGA
Chief Financial Officer

Bill Harrison
VP of Sales, Northern Division, USA

Matt Hughes
VP of Sales, Southern Division, USA

Ralph D. McRae
Chairman, President and Chief Executive Officer

Robert Mockford
VP of Operations

Dave Read
President – LBI Brands, Inc.

Pat Wilson
Senior VP of Sales

LEADING BRANDS, INC.

Suite 1800 – 1500 West Georgia Street
Vancouver BC Canada V6G 2Z6
Tel: 604-685-5200 Fax: 604-685-5249
Toll free: 1-866-685-5200
www.LBIX.com

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